SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 8, 2002

Telefonica, S.A.

(Exact name of registrant as specified in its charter)

The Spanish Telephone Company

(Translation of the name of the registrant into English)

Gran Via 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x ] Form 40-F[_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes[_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item

1. New Internal Code of Conduct

The Board of Directors has approved a new Internal Code of Conduct and its corresponding Compliance Program

TELEFONICA IMPLEMENTS NEW GOOD GOVERNANCE PRACTICES

At its meeting held on October 30, the Board of Directors of Telefonica, S.A. approved a new Internal Code of Conduct that amends and supplements the one currently in force from June 24, 1998, a clear demonstration of the Company's interest in adopting best practices for Good Governance.

The new Internal Code of Conduct is a Code of Ethics for Telefonica management and employees, governing all areas relating to the securities markets, and is intended to strengthen controls over confidential activities and situations involving conflicts of interest, in addition to adapting the regulation to the Group's new structure, which currently has new lines of activity and a larger number of traded companies.

The Code of Conduct refers both to personal trades by management and members of the Telefonica Board of Directors, as well as to the treatment of confidential information and notification of conflicts of interest.

To ensure compliance with this new code of conduct, the Board of Directors has also approved the creation of a Committee, comprising five of the Company's General Directors, and a Compliance Unit, responsible for ensuring the proper application of this internal Code.

With the approval of this new Internal Code of Conduct, Telefonica has taken a further step in adopting new practices for Good Governance, according to the most recent recommendations of the New York Stock Exchange Corporation (NYSE), which last June made public the conclusions of an extensive study that had been performed in order to recommend to listed companies Corporate Governance practices applying to management ethics and transparency.

Even before implementing this recommendation, last June 26 the Telefonica Board of Directors had already approved a reorganization of its Committees, assigning the new Good Governance responsibilities to the Appointments and Compensation Committee and providing for new membership on all Board Committees, which are henceforth to consist of non-executive Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2002

Telefonica, S.A.

By:/s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title:General Secretary and Secretary to the Board of Directors